December 12, 2006

Via facsimile to ((713) 221-2112) and U.S. Mail

John R. Brantley, Esq.
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, TX  77043

Re:	Seitel, Inc.
      Preliminary Schedule 14A
      Filed November 22, 2006
      File No. 001-10165

      Schedule 13E-3
      Filed November 22, 2006
      File No. 005-37899

Dear Mr. Brantley:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that Robert Monson, William Restrepo and Kevin Callaghan may roll over their equity positions in the company into equity of the acquiring entity. Please include each as a filing person in the
Schedule 13E-3.
2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. Monson, Mr.
Restrepo and Mr. Callaghan, to the extent not already disclosed. For additional guidance, see Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release
No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each of Mr.
Monson, Mr. Restrepo and Mr. Callaghan signs the Schedule 13E-3 in his individual capacity.

Introduction
3. We note your disclosure that the filing persons disclaim any obligation to file the Schedule 13E-3 and that those filing persons are not admitting they are affiliates of Seitel within the meaning of
Rule 13e-3. We note similar statements in this Schedule and in the proxy statement that (i) Parent, Acquisition Co. and the ValueAct entities "may" be deemed affiliates of Seitel, and (ii) Parent, Acquisition Co., ValueAct Capital, and the Rollover Investors "may" be deemed to be engaged in a going private transaction. Please tell us why you need to express doubt as to these matters. We note that given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Seitel, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Preliminary Schedule 14A
General
4. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule
14a-
6(e)(1) of Regulation 14A.
5. Please fill in the blanks in the proxy statement.

Summary Term Sheet
6. Please consolidate the disclosure in this Summary Term Sheet and the Questions and Answers section to avoid duplication of the same information. In particular, we suggest you limit the Questions and
Answers section to procedural matters relating to the meeting.
7. We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that the merger is fair to, advisable and in the best interests of our stockholders (other than
ValueAct Capital and its affiliates and the Rollover Investors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.
See Item 1014(a) of Regulation M-A.
8. Please update your disclosure regarding the HSR waiting period and the amendment of the Indenture.

Special Factors, page 17
9. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to relocate
the
Special Factors section immediately after the summary information.

Background of the Merger, page 17
10. We note on page 19 that the increase in the company`s stock price from March to May 2006 was attributed in part to Schlumberger`s acquisition of WesternGeco. Please explain the significance of this announcement for Seitel.

Recommendation of the Special Committee and the Board of Directors, page 26
11. We note that the special committee viewed the consideration as fair in light of the company`s business, operations, financial condition, etc. (page 28). Please revise to describe what specifically about these aspects of the company were considered in determining that the merger consideration is fair. Please apply this comment to the disclosure entitled "Position of the ValueAct Capital
Filers Regarding Fairness of the Merger" on page 34.
12. Please describe briefly the "non-recurring events" in Seitel`s industry that affected Seitel`s recent market prices (page 28).
13. Please describe briefly the provisions of Section 203 of the Delaware general Corporation Law.
14. We note that the special committee received Blair`s fairness opinion and that the board "considered" the special committee`s conclusions regarding the fairness of the transaction and Blair`s fairness opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise accordingly and apply this comment to the fairness determination disclosure of the Rollover Investors.
15. Please disclose whether the special committee, the board of directors and the Rollover Investors considered such factors as net book value, going concern value and liquidation value, according to
Instruction 2 to Item 1014 of Regulation M-A. If any of these factors was disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If you relied on the analysis of any of these factors by
Blair, revise your disclosure to state that you adopt Blair`s discussion of those factors.
16. See our comment above. Please also address how any filing person relying on the Blair opinion was able to reach the fairness determination as to unaffiliated security holders given that the Blair fairness opinion addressed fairness with respect to security holders other than the ValueAct Capital and its affiliates, rather than all security holders unaffiliated with the company.

Position of the ValueAct Capital Filers Regarding Fairness of the
Merger, page 34
17. Refer to the last paragraph of this section. Please revise your disclosure to state definitively whether the foregoing discussion includes all material factors considered by these filing persons or not.

Opinion of Financial Advisor, page 35
18. Refer to the disclaimer at the top of page 36. Clarify whether
Blair has given its consent to include this disclosure and its opinion as part of the proxy statement.
19. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenue and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 38 with respect to the Selected Public Companies Analysis, (ii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 39 with respect to the Selected M&A Transactions Analysis, and (iii) the company`s projected results that were used in conducting the Discounted Cash Flows Analysis, the Leveraged Acquisition Analysis and the Accretion/Dilution Analysis or a cross-reference to a place where those projections appear in the proxy statement.
20. Refer to the Discounted Cash Flow Analysis. Please explain how
Blair determined that discount rates of 14%-16% and Cash EBITDA multiples of 6.0x-7.0x were the most appropriate indicators of value.
Disclose the industry averages.
21. Please explain the significance of the Leveraged Acquisition Analysis and its results in connection with Blair`s ultimate fairness determination. Please apply this comment also to the results obtained in the Premiums Paid and the Take Private Premiums Paid analyses.
22. Please explain why Blair did not use the Business Cyclicality Case projections for the Accretion/Dilution Analysis.
23. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A. Alternatively confirm supplementally that no such relationship existed.

The Merger Agreement - Conditions to Completion of the Merger,
page
81
24. We note the conditions relating to the demand of appraisal rights, the receipt of financing by the acquiring entities and the amendment or termination of the Indenture. We note additionally that these conditions may be waived by the company or the acquisition entities, as the case may be. Please advise the steps the company is taking in the event that these conditions are not satisfied or are waived. For instance, should the conditions be waived, would the company re-solicit security holders?

Financing for the Merger, page 54
25. Refer to the penultimate bullet point on page 55. Please disclose whether any event having a material adverse effect on the company has occurred between December 31, 2005 and the date of the proxy statement. Also, please disclose whether the measures described in the ninth bullet point on page 57 are currently met.

Selected Historical Consolidated Financial Data, page 91
26. We note that you have incorporated by reference the financial statements for the year ended December 31, 2005 and for the quarters ended September 30, 2005 and 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. Please revise your disclosure to provide the book value as of the date of your most recent balance sheet, as required by Item 1010(c)(5) of Regulation M-
A.
27. The pro forma data set forth in paragraphs (b) and (c)(6) of Item
1010 is also required. Please provide it or tell us your basis for not doing so.

Where You Can Find More Information, page 96
28. Refer to the fourth paragraph in this section.  Note that
Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,




					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
John R. Brantley, Esq.
Bracewell & Giuliani LLP
December 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE